Filed Pursuant to Rule 433

Registration No. 333-183953

September 18, 2012

FMC TECHNOLOGIES, INC.

Pricing Term Sheet

$300,000,000 2.00% Senior Notes due 2017

$500,000,000 3.45% Senior Notes due 2022

Issuer:	FMC Technologies, Inc.

Ratings: (Moody’s / S&P)*:	Baa2 / BBB

Ratings Outlooks: (Moody’s / S&P)*:	Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	September 18, 2012

Settlement Date (T+3):	September 21, 2012

	2.00% Senior Notes due 2017	3.45% Senior Notes due 2022

Maturity Date:	October 1, 2017	October 1, 2022

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2013	April 1 and October 1, beginning April 1, 2013

Principal Amount:	$300,000,000	$500,000,000

Benchmark:	0.625% due August 31, 2017	1.625% due August 15, 2022

Benchmark Price / Yield:	99-20+ / 0.699%	98-10+ / 1.810%

Spread to Benchmark:	+ 135 bps	+165 bps

Yield to Maturity:	2.049%	3.460%

Coupon:	2.00%	3.45%

Public Offering Price:	99.767%	99.915%

Optional Redemption:

Make-Whole Call:	At any time, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 20 basis points	At any time prior to July 1, 2022, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 25 basis points

Par Call:	None	At any time on or after July 1, 2022

CUSIP / ISIN:	30249U AA9 / US30249UAA97	30249U AB7 / US30249UAB70

Net Proceeds (Before Expenses):	$793,826,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	DNB Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

U.S. Bancorp Investments, Inc.

Pro Forma Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2012 and the year ended December 31, 2011, our ratio of earnings to fixed charges, on an as adjusted basis giving effect to this offering, would have been 17.0 and 22.0, respectively.

As Adjusted Indebtedness

As of June 30, 2012, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom, we would have had (i) total debt outstanding in the principal amount of approximately $1,147.3 million, consisting of the notes offered hereby, approximately $100 million of outstanding borrowings under our revolving credit facility, approximately $214.4 million of outstanding commercial paper borrowings and approximately $34.0 million of other debt (including a $7.3 million capital lease), (ii) approximately $1,185.6 million in remaining availability under our revolving credit facility and (iii) no indebtedness contractually subordinated to the notes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or J.P. Morgan Securities LLC at (212) 834-4533.

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